iShares® Gold Trust Micro

c/o iShares® Delaware Trust Sponsor LLC

400 Howard Street

San Francisco, CA 94105

VIA EDGAR

Ms. Jessica Livingston, Esq.

Ms. Sandra Hunter Berkheimer, Esq.

Office of Finance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

May 9, 2022

Re:	Request for Acceleration of Effectiveness iShares® Gold Trust Micro Post-Effective Amendment No. 1 to Registration Statement on Form S-1 File No. 333-262546

Dear Mses. Livingston and Berkheimer:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Securities Act"), iShares Gold Trust Micro (the "Trust") hereby requests that the effectiveness for the above-captioned Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated to 12:00 p.m., New York City time, on May 11, 2022, or as soon thereafter as practicable. The Trust hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Should you have any questions or require any additional information with respect to this filing, please contact Clifford R. Cone at (212) 878-3180 or Jason D. Myers at (212) 878-8324.

Sincerely,

iShares Delaware Trust Sponsor LLC Sponsor of iShares Gold Trust Micro

By: /s/ Paul Lohrey
Paul Lohrey
Director, President and Chief Executive Officer

cc:	Deepa Damre Smith, BlackRock, Inc. Nick Cordell, BlackRock, Inc. Clifford R. Cone, Clifford Chance US LLP Jason D. Myers, Clifford Chance US LLP Tae Ho Cho, Clifford Chance US LLP